Exhibit 99.2

XORTX THERAPEUTICS INC.

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders of XORTX Therapeutics Inc. (the “Company”) held on July 20, 2022 at the offices of the Company (the “Meeting”).

1.	Election of Directors

The shareholders voted by way of proxy and the following nominees were elected as directors to serve until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed:

Director	Votes For		Votes Withheld
Allen Davidoff	4,292,032	99.815%	7,955	0.185%
William Farley	4,292,292	99.821%	7,695	0.179%
Anthony J. Giovinazzo	4,291,632	99.806%	8,355	0.194%
Ian Klassen	4,292,777	99.832%	7,210	0.168%
Jacqueline Le Saux	4,292,547	99.827%	7,440	0.173%
Raymond Pratt	4,293,927	99.859%	6,060	0.141%
Paul Van Damme	4,292,032	99.815%	7,955	0.185%

2.	Appointment of Auditors

A resolution appointing Smythe LLP Chartered Professional Accountants, as auditor of the Company until the next annual meeting of shareholders and authorizing the directors of the Company to fix the auditor's remuneration was approved. Proxies were received as follows:

For the Motion:	4,506,047 (99.559%)
Withheld:	19,957 (0.441%)

3.	Re-Approval of Stock Option Plan

A resolution re-approving and confirming the Company’s stock option plan as described in the management information circular dated June 21, 2022, including that the maximum number of common shares reserved for issuance under the stock option plan at any given time is equal to ten percent (10%) of the issued and outstanding common shares as at the date of grant of an option under the stock option plan, was approved. Proxies were received as follows:

For the Motion:	4,228,349 (98.334%)
Against:	71,638 (1.666%)

For additional information, please see the Company’s notice of meeting and information circular dated June 21, 2022 filed on SEDAR in connection with the Meeting.

DATED at Calgary, AB, July 22, 2022.

XORTX THERAPEUTICS INC. /s/ Charlotte May
Charlotte May Corporate Secretary